                                                    Filed Pursuant to Rule 425
                                              Under the Securities Act of 1933
                                      And Deemed Filed Pursuant to Rule 14a-12
                                     Under the Securities Exchange Act of 1934

                                          Filed by Enzon Pharmaceuticals, Inc.
                                  Subject Company: Enzon Pharmaceuticals, Inc.
                                                     NPS Pharmaceuticals, Inc.
                                                Commission File No.  000-12957

The following is a transcript of presentations given by Arthur Higgins of Enzon Pharmaceuticals, Inc. and Dave Clark of NPS Pharmaceuticals, Inc. at the SG Cowen 23rd Annual Healthcare Conference held in Boston, Massachusetts on March 18, 2003. Portions of these presentations were inaudible and sections of the transcript relating to those portions have not been included and the redaction of those portions is indicated by asterisks.

                              Enzon Pharmaceuticals
                                 March 18, 2003
                                 10:15 a.m. EST

First Presentation

IAN SANDERSON, SG COWEN: Great. We'll get going and this will be brief on my part. This is Enzon and NPS and this is Arthur Higgins and David Clark, who represent the respective companies. They will give us a quick overview, certainly the strategy of the proposed merger and hopefully a few details. And that's it.

ARTHUR HIGGINS: Good morning and, Ian, thanks again for inviting us here and to SG Cowen giving us the opportunity to share with you the compelling logic behind the NPS/Enzon combination.

I'm joined, as he mentioned too, by Dave Clark who will become the Executive Vice President of Investor Relations for the combined company and also over here by Ken Zuerblis who will be the Chief Financial Officer of the combined company.

I'd first like to refer you to the Safe Harbor provisions shown on this slide and remind you that this presentation may contain forward-looking statements, which represent the company's intentions, expectations or beliefs concerning future events. Please refer to our SEC filings and other public disclosures for a more complete understanding of the risks inherent to our business. Additional information on the Enzon and NPS merger can also be obtained by contacting the companies directly or accessing the companies' web sites or reviewing the companies' filings with the SEC.

Now to begin this presentation, I want to express to you our commitment and enthusiasm for the proposed combination with NPS. This is, indeed, the right thing to do and this is indeed the right time to do it. We're establishing an innovative, integrated, independent, biopharmaceutical company, with the experience to both create and sustain substantial growth and value for years to come. Our goal then, is to combine two strong and uniquely complementary companies, to build a totally new biotechnology enterprise with a deep, diversified and sustainable pipeline of discovery and clinical stage products. Our new company will have a clear and confident pathway to profitability, with a fully integrated infrastructure, and all of this built on strong, stable financial fundamentals.

Before we go into the details of this transaction, I'd like to first explain why combining NPS and Enzon accomplishes the overarching goal that I just shared with you.

The key lies in bringing together, in one company all the success factors necessary to create and drive a self-sustaining and growing biotechnology business. The combination of Enzon, its strengths shown here, combined with the unique characteristics of NPS, shown here in gold, as you can see, unites all of the pieces, stretching from a discovery research engine through to manufacturing and marketed products. The synergies created by bringing all of these key elements together in one company are truly substantial. By leveraging the respective strengths of the individual companies, we'll both expand and accelerate the creation of value.

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Let me just share with you a few examples of what you can expect. We will use the financial strength of the merged company to bring forward important pipeline programs that frankly, are languishing due to scarce resources. Just one case in point is NPS 1776, a compound that completed Stage I more than three years ago. Available data suggests this compound can be a strong competitor in the epilepsy, acute migraine and bipolar disorder markets. It's our intention as a combined company to accelerate the development of this undervalued, but important asset.

Secondly, even visible programs that have already been acknowledged to be important future value drivers can be broadened and accelerated. For example, ALX-0600 represents a new and proprietary class of drug therapy for various GI disorders, including, but not limited to, short bowel syndrome, leaky gut leading to systemic infection, and Crohn's Disease. We anticipate being much more aggressive with this compound and implementing clinical activities across a range of therapeutic applications to maximize and, again, accelerate its value.

One last example. We believe that the combination of financial strength and commercial infrastructure gives us the ability to capitalize on a range of strategic opportunities. Together we are a very capable and a very credible licensee, able to access late-stage technology or product opportunities. Nearer term, our financial and commercial strength means that we can negotiate a PREOS marketing agreement from a position of strength, focus on achieving the highest return on investment, focus on being a legitimate co-promotion partner and we can do so without sacrificing value because of short-term financing concerns.

I'd now like to share with you the specifics of the transaction.

This is a stock for stock deal. A preliminary proxy will be filed shortly and our shareholder vote is expected to take place in late May or early June. A seasoned management team leads the new company. Hunter Jackson will become the executive chairman of the combined company and I will become the Chief Executive Officer. The board will be made up of six members from NPS and four members from Enzon, all drawn from our current boards. We will build a complete management team from the strong and talented pool of executives available at Enzon and NPS. As I hope you'd expect, a good deal of work has already been done in structuring the new company. Indeed we've already set up transaction and transition teams across each of our key functions. We are moving ahead. We are on schedule to accomplish the effective combination of our two companies, as I mentioned, in late May or early June.

Now an overview of the new entity.

The new company will have a proven management team with decades of combined experience in the biotechnology and pharmaceutical industry, in discovery, development and commercialization. Our leading drug discovery and technology platforms, including our PEG and single-chain antibody platforms, will drive innovation and create significant commercial opportunity.

The combined company will also have significantly increased development capabilities, as well as manufacturing capacity and expertise. Our commercial infrastructure gives us the flexibility to capture a greater share of downstream value, whether we market products on our own or with partners. All this, as I mentioned earlier, will be supported by strong and dependable revenues necessary for sustained value creation and growth.

This new entity continually and credibly describes itself as an independent, fully integrated biotechnology company with proven capabilities from discovery through manufacturing to commercialization. Combined, we have a critical mass in R&D, with a first year budget of approximately $150 million, which I believe is necessary to drive a sustainable pipeline, which includes two Phase III programs, three Phase II programs and over ten early stage programs between pre-clinical and Phase I, as well as multiple platform technologies.

Our solid financial position provides a stable base for growth. We project 2003 pro forma revenues of approximately $200 million based on five marketed products, an excess of 300 million in cash at closing and a truly excellent outlook for solid cash flow. Our proven science and technology is validated by significant partnerships with industry leaders, including Amgen, AstraZeneca, GSK, Janssen, Kirin and Schering Plough Corporation, to name but a few.

When you compare the key strategic elements of our newly formed entity with our peers, as you see on this slide, I'm sure you would agree that the combination of Enzon and NPS is a compelling story. The combination of five marketed products, two Phase III clinical candidates, roughly 200 million in current, estimated annual revenues and an R&D commitment of $150 million differentiates us immediately from our peers. And perhaps more important, we are confident that this newly formed company is well positioned for continued growth and recognition as an industry leader. It is also clear from the previous slides that we are a very compelling investment (INAUDIBLE).

Now I would like to turn the presentation over to Dave, who will review the science, the products and the technologies that provide the foundation for this exciting combination.

DAVID CLARK: Thanks, Arthur. It's nice to be with you this morning, ladies and gentlemen, to be able to represent NPS. We've mentioned already our strong pipeline developed with leading science and backed by technology that we're proud of and very enthusiastic about. This slide graphically represents that pipeline. You can see it's a well balanced pipeline that covers early phase and the technology platforms all the way through marketed products. And it covers a number of important unmet medical needs. Our commercialization strategy is also illustrated here, as you can see, it's balanced with partnerships and in-house development opportunities, to both reduce risk and to maximize the commercial potential of our products.

As Arthur also mentioned, our revenue base is driven by five marketed products, with a solid outlook for growth. 2003 estimated revenues for the combined company are about $200 million, anchored by PEG-INTRON for the treatment of Hepatitis C. Hepatitis C is a widespread and undertreated disease affecting millions of people worldwide. We think that there is significant market growth opportunities through some of the factors that you see listed on this slide, including the re-treatment of chronic sufferers, maintenance therapy, and through global expansion. Thus, we think there is potential for the treatment of new indications.

We believe that our partner in this endeavor, Schering-Plough, will remain the HCV market leader, and we believe that the launch of Roche's competing product, Pegasus, will in fact serve to expand the overall market for Hepatitis C products. In fact, we're confident in the strength of the revenue base that PEG-INTRON will provide for a number of reasons, including those that you see listed here. First, market data indicate that total scripts for PEGylated alpha interferon products in the U.S. are in fact increasing, which provides support for our view that Roche's entry into this market will indeed expand the overall market for these products.

Next, further analysis of script data shows that Roche's share of new scripts is stabilized at about 20 percent. And we're confident that Schering will be able to successfully defend its leading first-in-market position. We also feel that the forthcoming launch of PEG-INTRON in Japan will provide significant upside potential based on an HCV-infected population in that country of as many as two million people. As far as currently marketed products are concerned, Schering ended 2002 with a commanding share of the INTRON (INAUDIBLE) market in Japan. And we fully expect that they will continue to be the dominant player in this very important market.

Of course, another strength in the PEG-INTRON position that we've created for this company is listed here, and that's our proprietary position, our intellectual property position, that provides protection from competition, other than the Roche product of course, well into the year 2015. And finally, we think that there is more room for expanded opportunity based on price and on application of PEG-INTRON, as I mentioned just a few moments ago, for new indications. So, all in all, it's our feeling that this product is very well positioned to provide the kind of dependable revenue stream that we need to accomplish our goals in the combined company for many years to come.

Another significant revenue driver for our combined company will be our antifungal drug, Abelcet. This product is the Amphotericin B lipid formulation of choice. Abelcet provides resistance free treatment for patients with (INAUDIBLE) fungal infections with markedly reduced nephrotoxicity. We intend to initiate a more focused marketing and medical effort to expand Abelcet's use in the liposomal class. We'll also evaluate and start a clinical trial with Abelcet in combination with other antifungal agents. These additional efforts, we believe, will expand the current use of Abelcet, while providing access to new treatment paradigms within this growing market.

Our other three marketed products which you see listed here effectively leverage our 60-person hospital-based sales force and our focused oncology-based sales force. Collectively, we expect these three products to generate in excess of $30 million in revenue for our combined company in 2003.

Now in addition to these marketed products that we've discussed, our late stage clinical pipeline further enhances our outlook for significant revenue growth, especially with two important Phase III products: PREOS for the treatment of osteoporosis, and Cinacalcet HCL for the treatment of hyperparathyroidism.

All of our clinical data to date supports the thesis that PREOS is a promising treatment for osteoporosis. PREOS is, as I'm sure you know, recombinantly produced, full length human parathyroid hormone that acts to stimulate the growth of normal, healthy bone. This promising treatment may strengthen bone, and most importantly of all, a result of that is that it may reduce fractures which are characteristic of osteoporosis, as a result of its unique anabolic action.

We were also pleased to announce just recently that data from the PaTH study, which is a study being conducted by researchers at the University of California San Francisco, has shown that our results so far in this study are consistent with our Phase II results. And they're consistent with results from studies of Lilly's compound Forteo in connection with Fosamax. Importantly, bone quality data is also being collected from the PaTH study. And we believe that bone quality data combined with the bone mineral density increase data that we see will provide a very interesting and important set of insights to physicians on how PREOS may be used in combination with antiresorptive agents to control osteoporosis.

Anticipated milestones for PREOS, which we believe by the way, will compete in a very large and growing market, include the completion of the Phase III, or the TOP study, as we refer to it, in September of this year, the filing of an NDA for PREOS in mid-year '04 and the launch of this product in late 2005. As we've discussed, and as Arthur mentioned, the merger of Enzon and NPS gives us the resources and the flexibility to execute a more aggressive late stage development strategy to maximize the value of PREOS and ultimately to consider a partnership that may offer a greater share of the downstream commercialization value of this important product.

Now turning to Cinacalcet for a moment, which is an NPS molecule being developed by Amgen for the treatment of primary and secondary hyperparathyroidism, I would remind you that this is truly a novel first in class therapy for a disease that is very important that represents a very interesting market opportunity. There are about a half a million people in the United States who suffer from primary hyperparathyroidism. And roughly 85 percent of the dialysis patients in the United States, which comprises a population of close to 300,000 people, suffer from secondary hyperparathyroidism. Additionally, people with chronic renal insufficiency can develop secondary HPT very early on in the course of that disease and could derive important therapeutic benefit from Cinacalcet in order to be able to control the excess secretion of parathyroid hormone that they suffer from. This population of pre-dialysis patients represents a large market opportunity that fits very well into Amgen's pipeline, especially given the development of this same market for the sale of their product (INAUDIBLE).

We are very pleased that Amgen has just recently confirmed that their clinical program for Cinacalcet remains on track and that important milestones are close at hand. They indicated in their analyst day in Los Angeles recently that they are about to unblind their Phase III results, and that they expect to be able to file an NDA for this product in the second half of this year.

I remind you again that the calcimimetics, represented by Cinacalcet, are first in class compounds and very important in a growing market. And we believe that as such, Cinacalcet has the potential to produce very significant revenues for Amgen, and of course as a result of that, very significant royalty revenues for our combined company beginning in about 2005.

We've discussed this morning mostly our marketed products and our Phase III compounds. Again, however, I want to return to this pipeline slide once more just to emphasize the fact that it's essential to recognize the depth of the rest of the pipeline, especially as you consider the strengths and the advantages of this new combined company. This pipeline includes Phase II and Phase I clinical programs, as well as important pre-clinical programs such as metabotropic glutamate receptors, which target for various CNS disorders. We're partnered in that area with AstraZeneca. It also includes calcium receptors in the pancreas as interesting and novel targets for new diabetes therapies. That whole area is still proprietary to us and represents a very interesting opportunity. And then it's undergirded as well by platform technologies, including the PEGylation technology and the single chain antibody technology, which we think holds great promise.

These programs hold tremendous potential, and it's not being fully exploited by NPS right now. It's one of the real strengths of bringing this company together in that we would be more able effectively and more rapidly to bring these programs to the fore, resulting in news flow in the short term and, of course, most importantly, the introduction of new products into the marketplace over the long term, to sustain the goals and objectives that we have as a combined company.

Now I'm going to turn it back over to Arthur for a wrap up.

ARTHUR J. HIGGINS: Thank you, Dave. As I mentioned earlier, our combined team will be drawn from the talents of both companies. It'll be comprised of industry veterans with both business and scientific expertise. It's a team, that I can assure you, is committed to build one of the top tier biotechnology companies in the world. It's our intention to name the full management team well in advance of closing.

Our headquarters will be located in New Jersey. And we will have established research and manufacturing centers of excellence located in the U.S. and Canada. Together as a company, we would have reported 2002 product revenues of approximately $140 million. Through the acquisition of Abelcet and (INAUDIBLE) and the continued growth of PEG-INTRON and our other marketed products, our product revenues are now running at an annualized rate of approximately $200 million. Our cash position will be more than 300 million at the close of this transaction with an excellent outlook for strong and solid cash flow.

The financial strength and stability of a growing revenue base and a strong cash position will provide the necessary flexibility and financial independence to successfully advance and commercialize our pipeline, either independently or through selected partnerships. The future indeed looks bright for our new company. We anticipate a busy and productive year as we continue to drive forward on all fronts.

During today's presentation we have updated you on some of the key highlights to look forward to, most notably for Amgen's filing for the approval of Cinacalcet as well as the continued advancement of the PREOS program. As you can see from this slide, we have several additional milestones anticipated in 2004. Given time constraints, we cannot detail each and every milestone, however we very much look forward to updating you as we hit each of these marks.

This combination is truly synergistic and value accelerating. And I would again remind you of its significant advantages. First, expand and accelerate pipeline development. The financial strength of the combined company will enable us to develop more products at an accelerated pace. Second, truly exploit individual product development. The combined company can be more aggressive in the development of drug candidates for multiple indications such as with ALX-0600, as just one example.

And finally, the combined company can maximize strategic opportunities due to our increased capabilities in manufacturing and clinical development and sales and marketing. This again presents new opportunities and will also enable us to structure a possible PREOS partnership on more optimal terms.

In summary, through this combination we have created a biotechnology company positioned to emerge as an industry leader, a company that we believe can achieve the following by 2007: grow revenues to 500 million; sustain and expand an already strong and balanced clinical pipeline; enhance the potential for innovative medicines by committing to an R&D spend that will support the efficient and continual progress of what we already believe to be one of the industry's most exciting product pipelines; achieve an EBITDA of greater than 100 million; maintain an industry leading growth rate; and finally, report a 2007 cash balance in excess of $500 million.

We strongly believe our combined company will have the experience, will have the capability and will have the resources to achieve all of these goals and in turn create more value for our shareholders than simply the sum of our two companies alone.

With that, Dave, myself and Ken would be very happy to hear any questions you have on this exciting combination. We'll open the floor up to questions.

******

DAVID CLARK: ... why do we want to partner? And would we do it before 2003? The reason simply stated that we would want to partner PREOS would be to maximize the value of the asset. If indeed it looks like PREOS would be able to address a primary care physician audience, for example, that would motivate our department so that we could really fully exploit that opportunity. On the other hand, if it looks like it's going to be more specialty focused, that would maybe motivate us to retain that program. We have the chance right now with the combined company and its resources to evaluate that as we get data from the, from the studies that we're doing, including our pre-clinical studies and from the clinical studies that are ongoing and as we see a little bit more about how the Lilly product responds in the marketplace. So we have - we are in great position now to be flexible in terms of evaluating partnership opportunities, marketing opportunities, how we best exploit those opportunities. And then finally, in answer to the second part of your question, it gives us the flexibility to not have to do that before September, 2003, September of this year, when we have more information about what our product is looking like and about what the competitor's product is looking like also.

******

DAVID CLARK: We could have done that ourselves given the resources that we had. But we couldn't necessarily have waited that long with the flexibility that we'll now have with the combined company. Recall that we ended the year 2002 with roughly $230 million in cash that, on our call for the year end results, we stated very clearly that our cash earned for the coming year was going to be between 130 and $140 million. You're looking by the end of this year at very seriously having to be back in the capital markets again to raise additional funds. This really does give us a lot more flexibility on our own.

******

Second Presentation

(INAUDIBLE)

ARTHUR HIGGINS, CEO/PRESIDENT/CHAIRMAN, ENZON PHARMACEUTICALS: Good morning. Thank you for joining us today. Thanks to Ian and SG Cowen for giving us this opportunity. I'm Arthur Higgins, the CEO of Enzon. I am joined today by Dave Clark, who will become the Executive Vice President of Investor Relations and Corporate Communications at the combined company, Ken Zuerblis, who's currently the CFO of Enzon, who will be the CFO of our combined company. It's my pleasure today to share with you some of the details behind the compelling logic for the merger of NPS and Enzon.

Of course, (INAUDIBLE) draw your attention to the safe harbor provisions shown on this slide and remind you that this presentation will contain forward-looking statements which represent the companies' intentions, expectations or beliefs concerning future events. Please consult our SEC filings and other public disclosures for more complete understanding of the risks inherent in our businesses. Additional information regarding Enzon and NPS and our proposed merger can be obtained by contacting the companies directly, accessing the companies' web sites, or reviewing the companies' filings with the SEC.

To begin this presentation, I want to express to you our commitment and enthusiasm for the proposed combination of NPS and Enzon. This is the right thing to do and this is the right time to do it for both companies. We are establishing an innovative, integrated, independent biopharmaceutical company, with the strength to both create and sustain substantial growth and value for years to come. Our goal is to combine two strong and uniquely complementary companies to build a leading biotechnology enterprise with a deep, diversified and sustainable pipeline of discovery in clinical stage products. Our new company will have confident and clearly defined pathways to profitability, with a fully integrated infrastructure. And all of this will be built on strong, stable financial fundamentals.

Before we get into the details of the transaction, I'd first like to explain why combining Enzon and NPS accomplishes the overarching goal that I just described. The key lies in bringing together, in one company, all the success factors necessary to build and drive a self-sustaining, enduring, biotechnology business. The combination of Enzon shown here with its strengths, combined with the unique characteristics NPS brings shown in gold, unites all the pieces, stretching from a discovery research engine through manufacturing and into commercialization. All the pieces necessary to build a sustainable and leading biotechnology company.

Now, leveraging the respective strengths of the individual companies, we intend to both expand and accelerate the creation of value. Let me just share with you a few examples of what you can expect. We'll use the financial strength of the merged company to bring forward and build some pipeline products that, frankly, were languishing at NPS due to scarce resources. A case in point, with NPS 1776, a compound that completed Phase I nearly two years ago, but because of limited resources, has not progressed. Yet data suggests that this compound can be a strong competitor in the epilepsy, acute migraine and bipolar disorder markets. It is our intention as a combined company to accelerate the development of this important asset.

Even visible programs, already acknowledged by our investors to be important future value drivers, can be broadened and accelerated. For example, ALX-0600 represents a new proprietary class of drugs for various GI disorders, including but not limited to short bowel syndrome, leaky gut leading to systemic infection and Crohn's Disease. We would typically be much more aggressive with this compound, implementing clinical activity across a range of therapeutic applications, again designed to maximize and accelerate value.

One last example. We believe that the combination of financial strength and financial infrastructure gives the combined company the ability to capitalize on the unique range of strategic opportunities. Together, we are a very capable and credible licensee, able to access late-stage technology and product opportunities. Nearer term, with our financial and commercial strength, we can evaluate a PREOS marketing agreement from a position of strength, focus on achieving the highest ROI, focus on becoming a legitimate co-promotion partner and focus on not sacrificing value because of short term financing concerns.

Let me share with you some of the rationale behind the deal and the significant synergies. I would now like to walk you through the specifics of the deal. This is a stock for stock deal. A preliminary proxy will be filed shortly. And a shareholder vote is expected to take place in late May or early June. A seasoned management team will lead the new company. Hunter Jackson will become the Executive Chairman of the combined company and I will become the Chief Executive Officer. The board will be made up of six members from NPS and four members from Enzon, drawing from the current boards of each company. We will build a complete management team from the strong and talented pool available at Enzon and NPS. As I hope you would expect, a considerable deal of work has already been done in structuring the new company. Indeed, we've already put in place integration teams across all of our key functions. And we are moving forward, and are on schedule, to effect the combination of our two companies by late May or early June.

Now let me review the new entity. The new company will have a proven management team with decades of combined experience in the biotechnology and pharmaceutical industries, in discovery, development and commercialization. Our leading drug discovery and technology platforms, including our PEG and single-chain antibody platforms, will drive innovation and create significant commercial opportunity.

The combined company will also significantly increase the value capabilities as well as manufacturing capacity and expertise. Our commercial infrastructure gives us the flexibility to capture a greater share of downstream value, whether we market our products on our own or with a partner. All of this will be supported by strong and dependable revenue, necessary for sustained value creation and growth.

This new entity can credibly describe itself as an independent, fully integrated biotechnology company, with proven capabilities from drug discovery through manufacturing to commercialization. Combined, we have a critical mass in R&D, with a first year budget of approximately $150 million, which I believe is necessary to drive a sustainable pipeline, which currently includes two Phase III programs, three Phase II programs, and over 10 early stage programs between pre-clinical and Phase I, and multiple platform technologies.

Our solid financial position provides a stable base for growth. We project 2003 pro forma revenues of approximately 200 million based on five marketed products. We expect an excess of $300 million in cash at closing and an excellent outlook for solid cash flow. Our proven science and technology are validated by significant partnerships, with known industry leaders, including Amgen, AstraZeneca, GSK, Janssen, Kirin and Schering Plough, to name but a few.

(INAUDIBLE) when you compare the strategic elements of the newly formed entity with our peers, I'm sure you would agree that this combination of Enzon and NPS is a compelling story. The combination of five marketed products, two Phase III clinical candidates, roughly 200 million in current annual revenue and an R&D commitment of approximately 150 million, already start to differentiate us from our peers and we are confident that this newly formed entity is well positioned for continued growth and recognition as an industry leader. (INAUDIBLE) a very competitive investment when compared to our peer group.

Now, I'd like to turn the presentation over to Dave Clark to review the exciting science, products and technology that provide the foundation for this compelling combination.

David Clark: Thanks, Arthur, and good morning, ladies and gentlemen. It's nice to be here with you and to represent NPS Pharmaceuticals. We will talk a little bit about the pipeline that this combined company will be able to enjoy and you can see it graphically represented here. You'll see that it covers products that range over all stages of development and that address a number of very important unmet medical needs. You'll also notice from this little chart that we have a commercialization strategy that minimizes risk but maximizes value by taking advantage of partnering along with the proprietary programs.

I'd like to talk just a little bit, today, about our most advanced and marketed programs and a couple of our pipeline programs, too, to help you see how we intend to take advantage of this great opportunity presented by this pipeline. Just to summarize, five marketed products here provide a base of revenues for the combined company that has a very solid outlook for growth. As Arthur mentioned, our 2003 estimated revenues from the new company will be approximately $200 million. And that's anchored by PEG-INTRON for the treatment of Hepatitis C.

And to just mention quickly, a couple of the dynamics related to PEG-INTRON. First, Hepatitis C is a widespread and undertreated disease affecting millions of people worldwide. There's significant market growth opportunity, through some of the factors that you see listed here on the slide, including the re-treatment of patients, of chronic sufferers, maintenance therapy, people with this disease, and a significant opportunity for global expansions, especially as PEGylated alpha interferon products are approved for sale in Japan. We also think that there's great potential for the treatment of new indications, which will help to expand the marketplace. Furthermore, we believe that our partner, Schering-Plough, will in many ways be the market leader and that the launch of Roche's competing product, Pegasus, will in fact serve to expand the overall market opportunity in Hepatitis C products.

We're confident in the strength of our revenue base that PEG-INTRON will provide, for a number of reasons. We believe that first, market data show, as I mentioned, that new scripts are expanding and that Roche's entry has indeed expanded the market opportunity for alpha interferon products in the U.S. We also think that, from the analysis of data that we've done, that the share of Roche's new scripts in the U.S. and (INAUDIBLE). But Schering's share has settled in at about 20 percent, which we think indicates the strength of Schering when competing in this market.

We feel that the forthcoming launch of PEG-INTRON in Japan, as I mentioned, will provide significant upside, especially since you consider that the population of HCV-infected people in Japan comprises nearly two million people. And so, as currently marketed products in Japan are concerned for the Hep C market, Schering-Plough ended 2002 with a commanding share of the (INAUDIBLE) INTRON market in Japan and we expect that Schering will continue to be the dominant player in that important marketplace also.

Of course, another strength that you see listed here is the intellectual property position surrounding PEG-INTRON, which provides competitive protection, other than further Roche products, of course, well into 2015. So, all in all, it's our feeling that we're in a very good position and that this product, the R&D provide the kind of dependable revenue base that will allow our combined company to take advantage of these opportunities for many years to come.



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

Another significant revenue driver for the combined company will be our antifungal agent, Abelcet. This product is the Amphotericin-B lipid formulation of choice. It provides resistance free treatment for people with systemic fungal infections, with markedly reduced nephrotoxicity. (INAUDIBLE) this product to ensure a more focused marketing and medical effort to expand Abelcet's use in the liposomal class. We're also going to evaluate the possibility of clinical trials with Abelcet in combination with other antifungal agents, which we think will help to expand its use. So, these additional efforts will be able to provide access to new treatment paradigms within this growing new market.

Our other three marketed products, which you see listed here, efficiently leverage our 60-person hospital-based sales force and our focused oncology sales force. These products collectively will generate in excess of $30 million of revenue for the combined company in 2003. Now, in addition to our marketed products, our late stage clinical programs provide further opportunities for revenue growth, especially anchored by these two products, which you see here:
PREOS for the treatment of osteoporosis and Cinacalcet for the treatment of hyperparathyroid disease.

All of our clinical data to date for PREOS generated to date shows clearly that this is an important and promising treatment for osteoporosis. PREOS is recombinantly produced full length human parathyroid hormone, which acts to stimulate the growth of new, healthy bone. By doing that, we believe that it can strengthen bones, and most importantly, of course, that it can reduce the fractures which characterize osteoporosis.

We've also been able to recently announce some very interesting results from the first year of the PaTH study. PaTH stands for parathyroid hormone on alendronate and is being conducted by researchers at the University of California, San Francisco.

Those data show that indeed, after one year of PREOS in that study, the results are consistent with what we saw in our Phase II study, and that the results are consistent with what's been seen in other studies using Lilly's compound Forteo in combination with Fosamax.

Importantly, the researchers in this study are also collecting bone quality data which we think will provide some very interesting insights and (INAUDIBLE) in how to use these anabolic agents, like PREOS, in combination with some of the antiresorptive agents, like Fosamax.

Anticipated milestones for PREOS will include the completion of the Phase III study, or the TOP study, in September of this year, the filing of an NDA in mid-year next year and the launch of the product in late 2005.

We've mentioned before, and I'll mention it again, that the merger of NPS and Enzon provides us with the resources and the flexibility to execute a more aggressive late stage development program for PREOS, and to ultimately consider a partnership that will give us a good share of the downstream commercialization value of this important product.

Turning now to Cinacalcet, which is an NPS compound being developed by Amgen for the treatment of primary and secondary hyperparathyroidism, I would remind you that this truly is a novel therapy. There is nothing else like Cinacalcet that is in development for the treatment of this disease.

And it's in a very interesting market that provides opportunity for growth. There are roughly a half a million people in the United States who suffer from primary hyperparathyroidism and nearly 85 percent of the people who are on dialysis in the U.S., a population that is comprised of literally 300,000 people, suffer from secondary hyperparathyroidism.

Now additionally, people with chronic immuno insufficiencies develop secondary hyperparathyroidism very early on in the course of their disease, and they can derive significant and important therapeutic benefits from the use of a calcimimetic like Cinacalcet.

That's important because this population of pre-dialysis patients represents a large market opportunity for Amgen, which fits very nicely (INAUDIBLE) the same market for the sale of their product, (INAUDIBLE).

We are very pleased that Amgen has recently confirmed that their development course is on track with Cinacalcet and that they have important milestones that are close at hand. They confirmed at their analyst meeting in Los Angeles that they are about to unblind Phase III data and that they are on track to file an NDA for Cinacalcet in the second half of this year.

We'll state again, that this is a first in class molecule in a growing market, which therefore provides great opportunity for generation of significant revenues for Amgen, and of course, as a result of that, provides opportunity for us to collect significant royalties as a combined company starting in about 2005.

Now to wrap up my section of this presentation, I'm going to return to this pipeline slide for just a moment. We focused of course, as you know, on the marketed products and then on the two late stage products this morning, but it's really important to understand that the promise of this combination of companies is very significantly tied back to the early portions of this pipeline.

It is characterized by products, as you see that are in Phase II and in Phase I, and it's undergirded by some very interesting opportunities in pre-clinical phases, including our work with metabotropic glutamate receptors as targets for various CNS disorders. We've partnered in that area with AstraZeneca.

It is characterized by very interesting opportunities with calcium receptors in the pancreas as new targets for new diabetes therapy, that's proprietary to NPS and of course to the combined company. And we are very excited about some of the later stage platform technologies that the combined company would be able to explore, including the PEGylation technology and the single chain antibody technology that resides now at Enzon.

So we think that this opportunity to advance these pipeline programs will provide some very important news flow for the company, which generates value over the short-term, and most importantly, I would add, of course, will provide the opportunity to introduce new products into the market place over the long-term, which would allow us to meet our goals as a combined company.

So with that, for a wrap up, I'll turn it back over to Arthur.

ARTHUR HIGGINS: Thank you Dave. (INAUDIBLE). As I mentioned earlier, our combined company will be drawn from the talents of both NPS and Enzon. It'll be comprised of industry veterans with both business and scientific expertise.

It's a team, that I can assure you, is committed to build one of the top tier biotechnology companies in the world. It's also our intention to name the full management team well in advance of closing. Our headquarters will be located in New Jersey, at the current Enzon headquarters. We will have established research and manufacturing centers of excellence located in the U.S and Canada.

Together, the combined company would have reported 2002 product revenues of approximately $140 million. Through the acquisition of Abelcet and (INAUDIBLE) and the continued growth of PEG-INTRON and our other marketed products, our current revenues are now running at an annualized run rate of approximately $200 million.

Our cash position will be more than $300 million at close, with an excellent outlook for solid cash flow. The financial strength and stability of a growing revenue base and strong cash, will provide the necessary flexibility and financial independence to successfully advance and commercialize our pipeline either, as David pointed out, independently or through selected partnerships.

The future indeed looks bright for our new company. We anticipate a busy year ahead as we continue to drive forward on all fronts. During today's presentation we've given you some of the highlights, including Amgen's filing for the approval of Cinacalcet, as well as the continued advancement of a PREOS program, again targeted for an NDA filing in the second half of 2004.

However, there are other milestones which we have not shared with you that we look forward to sharing as we hit the mark in the coming year.

(INAUDIBLE) this presentation. This combination is truly synergistic and value accelerating. And again, I'll remind you of some of the significant advantages. First, expand and accelerate pipeline development. The financial strength of the combined company will allow us to develop more products at an accelerated pace. Second, the combined company will be able to fully exploit product development. The combined company will be much more aggressive in the development of drug candidates for multiple indications.

And just one example of that is with the ALX-0600 program. And finally, we intend to maximize our strategic opportunities for increased capabilities in manufacturing and clinical development and marketing. This presents the new company with tremendous opportunities to structure growth for in-licensing products or to ensure that a PREOS partnership is done on optimal terms.

In summary, through this combination we have created a biotechnology company that confidently can position itself to emerge as an industry leader. A company that we believe, and are confident, can achieve the following: grow revenue to $500 million by 2007; sustain and expand an already strong and balanced clinical pipeline; enhance the potential for innovative medicine by being able to commit to an R&D spend that will support the efficient and continual progress of what we already believe to be one of the industry's most exciting product pipelines; achieve an EBITDA of greater than 100 million; maintain and sustain an industry leading growth rate; and finally, report in 2007 a cash balance in excess of 500 million.

We strongly believe that combined company will have the experience, will have the capability and will have the resources to achieve all of these goals and in turn, create more value for our shareholders than simply the sum of our two companies alone.

With that (INAUDIBLE) and we'll be very happy to answer any questions that you may have. OK?

*****

END

                                                        ***

      Cautionary Statement For The Purpose Of The "Safe Harbor" Provisions
            Of The Private Securities Litigation Reform Act Of 1995

         This presentation contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this presentation include statements about future financial and operating results and the proposed NPS/Enzon merger. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if either of the companies do not receive required stockholder or governmental approvals or fail to satisfy other conditions to closing, the transaction will not be consummated. In any forward-looking statement in which NPS or Enzon expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that the NPS and Enzon businesses will not be integrated successfully; costs related to the proposed merger; failure of the NPS or Enzon stockholders to approve the proposed merger; and other economic, business, competitive and/or regulatory factors affecting NPS' and Enzon's businesses generally as set forth in NPS' and Enzon's filings with the SEC, including their Annual Reports on Form 10-K for their respective most recent fiscal years, especially in the Management's Discussion and Analysis section, their most recent Quarterly Reports on Form 10-Q and their Current Reports on Form 8-K. NPS and Enzon are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

                   Additional Information and Where to Find It

         In connection with the proposed NPS/Enzon merger, NPS, Enzon and Momentum Merger Corporation (which will be renamed by NPS and Enzon in connection with the proposed merger) filed a joint proxy statement/prospectus with the Securities and Exchange Commission (the "SEC") in connection with the transaction described herein. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT THE TRANSACTION DESCRIBED HEREIN. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by NPS and Enzon with the SEC at the SEC's web site at www.sec.gov or by contacting NPS at 801-583-4939 and through NPS' website at www.npsp.com, or by contacting Enzon at 908-541-8678 and through Enzon's website at www.enzon.com.

         NPS and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of NPS and Enzon in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in NPS' proxy statement for its 2002 Annual Meeting of Stockholders, which was filed with the SEC on or about April 19, 2002. This document is available free of charge at the SEC's web site at www.sec.gov or by contacting NPS at 801-583-4939 and through NPS' website at www.npsp.com.

Enzon and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Enzon and NPS in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in Enzon's proxy statement for its 2002 Annual Meeting of Stockholders, which was filed with the SEC on or about October 28, 2002. This document is available free of charge at the SEC's web site at www.sec.gov or by contacting Enzon at 908-541-8678 and through Enzon's website at www.enzon.com.




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